                                                                      EXHIBIT 19

Varco International, Inc.

1998 Second Quarter Report

Varco

To Our Shareholders

Financial results for the three months ended June 30 continued to reflect significant growth in Revenues and Net Income as compared to the same period a year ago. Net Income reached $19.7 million, $.30 per share, on Revenues of $197.2 million; the comparable figures for the second quarter of last year were $10.8 million, $.17 per share, and $129.6 million.

For the first six months of 1998, Net Income totaled $34.7 million, $.53 per share, versus $18.2 million, $.28 per share, for the same period of 1997, as Revenues increased to $347.4 million from $230.7 million.

Despite our strong financial results, we are beginning to feel the effect of the lower oil prices which have prevailed since late last year. Oil prices averaged approximately $15.25 per barrel during the second quarter, and approximately $14.50 for the month of June. That represents the lowest quarterly average since the initial three months of 1994, and compares to an average of approximately $20.50 for all of last year.

With the lower oil prices negatively impacting cash flow, oil companies are curtailing their exploration and production spending plans. In the midyear update to their Survey and Analysis of Worldwide Oil and Gas Exploration and Production Expenditures, Salomon Smith Barney projects that 1998 spending will increase six percent over last year's rate, versus a planned increase of eleven percent in the initial survey published in January. As a result, the average rig count for the United States and Canada during the second quarter was 13 percent below that of the same period a year ago. As is traditionally the case, drilling activity outside North America demonstrated greater stability, declining by just two percent over the same period.

Offshore drilling, Varco's most important market, has demonstrated greater resilience to reduced oil prices than has land drilling. During the second quarter, utilization of the worldwide offshore rig fleet averaged approximately 95 per cent, essentially unchanged from one year ago. However, utilization fell to 92 percent in late July, as some rigs have been unable to find work as contracts are completed. Additionally, as new contracts are signed, day rates have evidenced a decline from the peak reached last fall. While both offshore rig utilization and day rates remain at levels which would have been considered very positive just two years ago, the direction of the trend is a cause for some concern when viewed in the context of weak oil prices. Finally, the pace at which oil companies are contracting new deep water rigs has slowed noticeably from that which prevailed over the second half of last year and continued into early 1998.

These industry conditions are most clearly reflected in Varco's order bookings. The second quarter total of $193.6 million, while in line with our current manufacturing capacity and above the $172.7 million recorded in the second quarter of last year, is well below that of the most recent three quarters. During that period of time, oil companies' primary concern was rig availability, particularly those capable of drilling in deep water. As contracts for new rigs were being entered into, equipment availability and lead times were seen as potential constraints, and Varco's orders reached levels well above its current and projected manufacturing capacity. With lower oil prices, the urgency relating to rig availability has subsided and orders for equipping new rigs have declined.

On August 6 a customer announced that it was terminating the construction of a deep water drillship and had reached agreement with the oil company for cancellation of its five-year drilling contract. As a result, the customer cancelled orders totaling approximately $38.3 million, which were included in Varco's June 30 backlog. A significant portion of the equipment was due to be shipped in the third and fourth quarters of this year. Although the costs to Varco of this cancellation have not yet been ascertained, we believe that deposits received from the customer will be sufficient to cover, or substantially mitigate, those costs. This customer has indicated that the termination was the result of risks associated with meeting the required delivery date and cost estimate, and we believe it relates more to circumstances unique to this customer than to general industry conditions.

Meanwhile, our backlog is strong and our biggest challenge over the next twelve to eighteen months remains the delivery, installation and ongoing support of the drilling equipment that is the lifeblood of the rigs that will be placed in service over the next two years. Toward that end, we have significantly expanded our capability and capacity over the past eighteen months, as has been reflected in our revenue growth. As the rate of growth moderates, the opportunity exists to focus on the efficient execution of those tasks critical to meeting our customers' expectations.

The events of recent weeks serve as a reminder that we operate in an industry where change is the norm and predictability is elusive. Our operational priorities are clear, and we will be prepared to react to market factors as they unfold.

/s/ George I. Boyadjieff

George I. Boyadjieff
Chairman and
Chief Executive Officer


August 10, 1998

CONDENSED CONSOLIDATED
BALANCE SHEETS
(UNAUDITED)

                                                       June 30,   December 31,
(in thousands)                                             1998           1997
--------------------------------------------------------------------------------
Current Assets
--------------
Cash and cash equivalents                              $  8,629       $ 39,827
Receivables (net)                                       177,542        142,324
Inventories                                             169,414        131,971
Other                                                    19,184         17,396
--------------------------------------------------------------------------------
     Total Current Assets                               374,769        331,518

Property, plant and equipment at cost less
     accumulated depreciation                            84,575         73,862
Rental equipment less accumulated depreciation           15,452         18,213
Cost in excess of net assets acquired                    34,102         34,609
Other assets                                             13,332         12,927
--------------------------------------------------------------------------------
     Total Assets                                      $522,230       $471,129
================================================================================

Current Liabilities
-------------------
Accounts payable                                       $ 57,386       $ 53,394
Customer deposits                                        93,898         79,068
Other liabilities                                        56,077         52,905
Current portion of long-term debt                         9,897         10,000
--------------------------------------------------------------------------------
     Total Current Liabilities                          217,258        195,367
Long-term debt                                                           9,520
Other non-current liabilities                            13,534         13,043
--------------------------------------------------------------------------------
     Total Liabilities                                  230,792        217,930

Shareholders' Equity
--------------------
Common Stock and additional paid-in capital             155,447        151,222
Retained earnings                                       135,991        101,977
--------------------------------------------------------------------------------
     Total Shareholders' Equity                         291,438        253,199
--------------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity        $522,230       $471,129
================================================================================

CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                                       Six Months Ended June 30,
(in thousands)                                             1998             1997
--------------------------------------------------------------------------------
Operating Activities
--------------------
Net income                                             $ 34,714        $ 18,154
Depreciation and amortization                            10,060           7,893
Increase (decrease) in operating cash flows:
   Receivables                                          (35,218)        (27,796)
   Inventories                                          (37,443)        (17,039)
   Additions to rental equipment                         (2,112)         (4,741)
   Transfers from rental equipment                        2,134
   Accounts payable                                       3,992          10,126
   Customer deposits                                     14,830          17,632
   Taxes payable                                          3,772            (763)
   Other                                                   (604)            426
--------------------------------------------------------------------------------
     Net cash from (used in) operating activities        (5,875)          3,892
--------------------------------------------------------------------------------

Investing Activities
--------------------
   Equipment purchases                                  (17,387)        (11,536)
   Proceeds from equipment sales                            214           1,130
--------------------------------------------------------------------------------
     Net cash (used in) investing activities            (17,173)        (10,406)
--------------------------------------------------------------------------------

Financing Activities
--------------------
Decrease in long-term debt                              (10,000)        (10,000)
Increase in long-term debt                                               16,000
Proceeds from issuance of Common Stock                    1,850           1,313
Deferred issue costs                                                        243
--------------------------------------------------------------------------------
     Net cash from (used in) financing activities        (8,150)          7,556
--------------------------------------------------------------------------------
Net change in cash and cash equivalents                 (31,198)          1,042
--------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year           39,827           5,794
--------------------------------------------------------------------------------
Cash and cash equivalents at end of quarter            $  8,629        $  6,836
================================================================================

CONDENSED CONSOLIDATED
STATEMENTS OF INCOME

                                                   Three Months Ended June 30,   Six Months Ended June 30,
(in thousands, except per share data)                      1998           1997          1998          1997
----------------------------------------------------------------------------------------------------------
Revenues
--------
Net sales                                              $187,854       $118,543      $326,795      $209,775
Rental income                                             9,120         11,009        19,922        20,761
Other income                                                237             82           685           169
----------------------------------------------------------------------------------------------------------
                                                        197,211        129,634       347,402       230,705
----------------------------------------------------------------------------------------------------------

Costs and Expenses
------------------
Cost of sales                                           126,574         81,605       218,404       145,104
Cost of rental income                                     3,087          3,302         6,305         6,175
Selling, general and administrative expenses             28,594         22,048        52,942        40,182
Research and development costs                            8,378          5,012        15,908         9,036
Interest expense                                            581          1,074         1,086         2,109
----------------------------------------------------------------------------------------------------------
                                                        167,214        113,041       294,645       202,606
----------------------------------------------------------------------------------------------------------
Income before income taxes                               29,997         16,593        52,757        28,099
Provision for income taxes                               10,268          5,823        18,043         9,945
----------------------------------------------------------------------------------------------------------
Net income                                             $ 19,729       $ 10,770      $ 34,714      $ 18,154
==========================================================================================================
Basic income per share                                 $    .31       $    .17      $    .54      $    .29
==========================================================================================================
Shares used in basic income per share calculation        64,444         63,478        64,342        63,366
==========================================================================================================
Diluted income per Share                               $    .30       $    .17      $    .53      $    .28
==========================================================================================================
Shares used in diluted income per share calculation      65,885         65,156        65,783        65,044
==========================================================================================================

Note: These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS
---------------------------

     The business of the Company depends primarily upon the level of worldwide drilling activity, particularly offshore drilling activity. The level of drilling activity can be influenced by numerous factors, including economic and political conditions, the prices of oil and gas, finding and development costs of oil companies, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.

     Since November of 1997 the price of oil has declined significantly. For the first and second quarters of 1998, the price of oil has averaged approximately $15.75 and $15.25 per barrel, respectively, as compared to an average of $20.50 per barrel for the full year 1997. At the end of July 1998, the price of oil was approximately $14.25 per barrel. These lower prices have resulted in lower cash flows and curtailed exploration and production spending plans for the oil companies and lower rig day rates and cash flows for drilling contractors, the Company's customers.

     Worldwide drilling activity, as measured by the average number of active drilling rigs, decreased approximately 8% in the second quarter of 1998 to an average of approximately 1,837 from an average of approximately 2,004 during the same period in 1997. As compared to the first quarter of 1998, the second quarter average declined approximately 18%. North American drilling activity decreased approximately 13% as compared to last year and 27% as compared to the first quarter of 1998. International drilling activity was not impacted as much as North American drilling activity. International activity decreased to an average of approximately 797 rigs as compared to 812 in the second quarter of 1997 and as compared to 810 in the first quarter of 1998.

     Despite low oil prices, offshore drilling activity has continued to be relatively strong, as reflected by rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the second quarter of 1998, utilization averaged 95%, unchanged from the second quarter of 1997. More recently, offshore drilling activity has shown some signs of weakening. In June of 1998 offshore rig utilization was at 93.6%, its lowest level since January 1997 and rig day rates were at levels below their year-end 1997 rates.

RESULTS OF OPERATIONS
---------------------

   Set forth below are the net orders and revenues for the Company's five operating divisions:

                         Three Months Ended June 30,   Six Months Ended June 30,
                                1998            1997           1998         1997
--------------------------------------------------------------------------------
Net Orders
----------
Varco Systems               $ 43,672        $ 52,533       $178,402     $ 92,284
VarcoBJ                       26,432          23,472         57,708       46,975
MD/Totco                      37,271          25,431         69,222       46,209
Shaffer                       83,467          65,515        163,998      119,693
Rigtech                        2,773           5,723         10,811        7,860
--------------------------------------------------------------------------------
Total                       $193,615        $172,674       $480,141     $313,021
================================================================================

Revenues
--------
Varco Systems               $ 70,310        $ 38,569       $123,806     $ 65,097
VarcoBJ                       23,906          15,584         43,924       27,931
MD/Totco                      23,237          22,434         46,846       38,999
Shaffer                       71,750          51,268        118,962       94,385
Rigtech                        7,771           1,697         13,179        4,124
--------------------------------------------------------------------------------
Total                       $196,974        $129,552       $346,717     $230,536
================================================================================

     Order bookings increased $20.9 million, 12%, in the second quarter of 1998 and $167.1 million, 53%, in the first six months of 1998 as compared to the same periods of 1997. However, the second quarter order rate of $193.6 million is below that of the prior three quarters. Incoming orders were $266.5 million and $241.4 million for the third and fourth quarters of 1997, respectively, and $286.5 million in the first quarter of 1998. The year-over-year increases are primarily due to orders associated with the upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Shaffer and Varco Systems Divisions as well as the products of the other Divisions. The decline in order rates as compared to the prior three quarters is due to a decline in orders associated with new rig construction and upgrades particularly at the Varco Systems Division.

     On August 6 a customer announced that it was terminating the construction of a deep water drillship and had reached agreement with the oil company for cancellation of its five-year drilling contract. As a result, the customer cancelled orders totaling approximately $38.3 million, which were included in Varco's June 30 backlog. A significant portion of the equipment was due to be shipped in the third and fourth quarters of this year. Although the costs to Varco of this cancellation have not yet been ascertained, we believe that deposits received from the customer will be sufficient to cover, or substantially mitigate, those costs.

     The Company's operating revenues increased by 52% in the second quarter of 1998 to $197.0 million, from same period 1997 and increased 50% in the first half of 1998 as compared to the first half of 1997. These increases primarily resulted from the delivery of equipment for upgrading, conversion and new construction of offshore drilling rigs.

     At June 30, 1998 the Company's backlog of unshipped orders was approximately $596.3 million as compared to $462.9 million at December 31, 1997 and $269.4 million at June 30, 1997. Orders for new rigs and major upgrades generally include the Company's longer lead-time products. Therefore, the average lead-time of the products included in the June 30, 1998 backlog is longer as compared to prior periods. The Company expects that approximately $250.0 million of the June 30, 1998 backlog will not be shipped until 1999. At June 30, 1998 the Company had received $93.9 million in customer cash deposits related to orders included in backlog. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

     Gross margin (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first half of 1998 was 35.2%. This compares to a gross margin of 34.4% for the same period in 1997. The higher 1998 margins were a result of improved margins at VarcoBJ and Varco Systems. These improvements favorably impacted consolidated margins by approximately 2.2%. Price increases accounted for approximately 85% of the improvement, and the remainder was attributable to the favorable Dutch Guilder exchange rate which had the effect of lowering dollar cost at VarcoBJ's Netherlands manufacturing facility. This improvement was partially offset by lower margins at the Shaffer Division which were negatively impacted by high initial costs on some of its newer products. Second quarter 1998 gross margin was 34.2% as compared to 34.5% in the second quarter of 1997. This decline was due to the decline in rental income offsetting the benefit of the improvements at VarcoBJ and Varco Systems. Rental Income carries a higher gross margin than other revenues.

     The Company believes that new product development is a significant factor for the future of the Company. During the first six months of 1998 the Company spent $15.9 million or 4.6% of revenues on new product development. This compares to $9.0 million or 3.9% of revenues during the same period in 1997.

     The increase in selling, general and administrative expenses in 1998 as compared to 1997 is primarily a result of activity related to the increased revenues. As a percent of revenues, selling, general and administrative expenses are down year-to-year. For the first half of 1998 this percent was 15.2% and it was 14.5% for the second quarter of 1998. As a percent of revenues, selling, general and administrative expenses were 17.4% and 17.0% for the first half and second quarter of 1997, respectively.

     Overall Company employment at June 30, 1998 was 3,340 (including 472 temporary employees) which compares to 2,373 (including 309 temporary employees) a year ago.

     The effective tax rate for the first half of 1998 was 34.2% as compared to 35.4% for the first half of 1997. The lower effective tax rate in 1998 is due to the elimination in 1998 of the Company's valuation allowance on deferred tax assets. The Company now believes that it is more likely than not that all of its deferred tax assets will be realized.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     At June 30, 1998 the Company had cash and cash equivalents of $8.6 million as compared to $39.8 million at December 31, 1997. This decline was due to increased working capital requirements during the first half of 1998 and to the June 30, 1998 Senior Note payment.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The remaining $10.0 million principal balance of the Senior Notes is payable June 30, 1999.

     On June 27, 1997 the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. At June 30, 1998 there were no advances and $5.9 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis.

     On November 6, 1997 the Board of Directors of the Company declared a two-for-one stock split of its Common Stock, payable in the form of a 100% stock dividend on December 4, 1997 to shareholders of record at the close of business on November 20, 1997.

     At June 30, 1998 the Company's working capital was $157.5 million as compared to $136.2 million at December 31, 1997 and its current ratio was 1.72 to 1.0 as compared to 1.70 to 1.0 at December 31, 1997. The preceding changes are primarily due to an increase in inventory and receivables during the first half of 1998.

     The Company's capital expenditures during the first half of 1998 were $17.4 million as compared to $11.5 million for the first half of 1997. The Company's current plans for capital expenditures in the next twelve months are approximately $35.0 to $40.0 million. The Company anticipates that its June 30, 1998 cash and cash equivalents and its existing credit facility will be sufficient to meet its capital expenditures and operating cash needs and the principal payment on the Senior Notes in 1999.

CAUTIONARY STATEMENT PURSUANT TO THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
------------------------------------------------

     In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Quarterly Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, customer orders, backlog, operating trends, industry trends, manufacturing capacity, and expectations for funding capital expenditures and operations in future periods. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas, changes in capital spending by companies in the oil and gas industry for exploration, development and equipment, management of accelerating growth, competitive pressures, technological and structural changes in the industry, litigation and environmental laws. The risks and uncertainties inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.

PROFILE
-------

     Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

INVESTOR CONTACT
----------------

Richard A. Kertson
Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029

E-mail: investor-relations@ora.varco.com
Web site: http://www.varco.com

VARCO